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Exhibit 18.1


                 Letter Regarding Change in Accounting Principle


December 22, 2000

Mesa Air Group, Inc.
410 North 44th Street
Suite 700
Phoenix, Arizona  85008

Dear Sirs/Madams:

We have audited the financial statements of Mesa Air Group, Inc. as of September 30, 2000 and for the year then ended, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated December 22, 2000, which expresses an unqualified opinion and includes an explanatory paragraph concerning the company's change from the accrual method to the direct expense method for maintenance costs. Note 2 to such financial statements contains a description of your adoption during the year ended September 30, 2000 of the change from the accrual method to the direct expense method for certain maintenance costs. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

DELOITTE & TOUCHE LLP